Invest in BlissDivorce

Main Street · Technology · Software · Legal · Family

Reach a divorce agreement without the time, cost and conflict of attorneys

BLISSDIVORCE.COM LOS ALTOS CALIFORNIA


BlissDivorce™



We've been through divorces. We've seen friends and family go through divorces. It's a high conflict, expensive process where no one wins. We want to reduce the pain and time involved in divorce, preserve family wealth and help people move on with their lives.

Scott Seidewitz Founder/CEO @ BlissDivorce

Why you may want to invest in us...

1. Exceptional Team — Headed by C-suite legal tech exec, celebrity attorney & successful entrepreneurs
2. Successful Fundraising — $625K already raised; looking for $245K more for MVP
3. Large Stable Market — 1.1M divorces, $28B per year
4. Unmet Needs — High dissatisfaction with excessive cost, lengthy time, and high conflict of attorneys
5. Disruptive Tech — AI-based dispute resolution resolves disagreements even in contentious divorces
6. Major Benefits - Get divorced 10 months faster and for $20K less vs. attorneys
7. COVID Increases Opportunity — Divorces spiking, virtual services in demand, disposable income down
8. High Growth Potential — Market share of just 5% in top 25 US states = $160M annual revenue

Why investors ♥ us

WE'VE RAISED $933,341 SINCE OUR FOUNDING



Divorce is an unfortunate reality of our modern society. We may have mixed emotions about the underlying issues, but in many ways it's simply another legal process that is part of the infrastructure of our lives. And, as is so often the case, it's a process that is overdue for significant reform. BlissDivorce is on a mission to not just make a difficult process easier for all parties, but also make it more cost effective. Nobody wishes divorce on any couple, but there is no reason to make the process more painful than necessary.

I've always believed the best venture investments have two key ingredients. First, a large existing market that under-serves it's customers. That's true of

... *read more*

Richard Owen

LEAD INVESTOR | INVESTING $40,000 THIS ROUND



My Kids future

William Dillon



I've known Scott Seidewitz for nearly 10 years. He is one of the most hard working and dedicated people I've ever known, not to mention, very well educated. From high level consulting with Procter & Gamble to taking Invisalign from failing and unknown, to a household name, his resume speaks for itself. Along with a group of other superstars, Scott is the reason I'm investing in Bliss Divorce. ~ A. Knight Las Vegas, NV

Anthony Knight

Broker/Owner: Platinum Real Estate Professionals Founder: Foster Friday Foundation President: LCLV Properties, LLC

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Scott Seidewitz

Founder/CEO

Entrepreneur and new products expert who has helped companies generate 100's of millions in new revenue

in



Sheila Tan

Founder/Chair

Former CMO of LegalZoom and Align Technology (Invisalign); led product innovation and delivered significant top line growth at both companies

in



Randall Kessler

Founder/Spokesperson

High profile attorney representing athletes & celebrities, past chair of the Family Law Section of the American Bar Assn., regular contributor on CNN, CourtTV and other media outlets

in



Dan Hirsch

CTO/Head of Product Development

Ph.D. in computer science who has managed multi-functional teams of 100+ at McAfee/Intel and successfully guided agile product development for startups

in

In the news

US divorce rates skyrocket amid COVID-19 pandemic

Divorce rates have spiked in the U.S. during the coronavirus pandemic as couples have been stuck at home for months. The number of people looking for divorces was 34 percent higher from March through June

September 2, 2020 @ foxnews.com

Trial by Zoom: We Have Begun a New Era | Daily Report

Making objections was much easier and more dignified. The students raised "Objection Paddles" to the screen. Much more polite than yelling "objection!" I imagine there will soon be a litigation package for Zoom

April 27, 2020 @ law.com

Kessler Notes Divorces Ramp Up

The jokes are viral: "Mexico had its first coronavirus related death. A man was stuck at home with his wife for 10 days, so he killed himself." While morbid and perhaps in bad taste, but as in most comedy, there is an

March 29, 2020 @ atlantajewishtimes.timesofisrael.com



Randy Kessler on HLN 11 11 18

Randy Kessler on HLN 11 11 18

November 13, 2018 @ youtube.com

Downloads

- BlissDivorce New Deck 2020-06-20.pdf
- BlissDivorce Concept Test Results WeFunder .pdf

Reach a Divorce Agreement Without the Time, Cost and Conflict of Attorneys

The best way for two people to reach an agreement is to work it out between themselves. But this can be hard to do in a divorce, when emotions run high and spouses are not getting along. So they hire opposing attorneys, which results in an expensive, drawn-out, painful process.

BlissDivorce has created a better approach. Using AI-based online dispute resolution technology, we guide couples through a convenient process to reach an agreement and move on with their lives without the time, cost, and frustration of attorneys—even in a contentious divorce in which spouses are not getting along. With a huge market and experienced leadership team, BlissDivorce is poised to deliver significant revenue and social impact.

Divorce is expensive and complicated...

In most divorces, spouses hire opposing attorneys. This results in a high-conflict process that is not only detrimental to a family's wellbeing, but also to their finances. One study found that divorces, on average, wipe out 70% of a family's wealth.



And extremely painful.

It's not surprising this system leads to high dissatisfaction and pain. In 40+ in-depth interviews, people consistently told us about four pain points during the divorce process:

- It's too expensive – average costs of $15-30K are a huge hit on most families' savings.
- It takes too long – 11-17 months, on average, and sometimes longer if it goes to court.
- Confusing process – It's difficult to figure out on your own, and attorneys don't spend much time explaining things. People feel helpless going through the process.
- Difficult to reach agreement – It's difficult to agree on things even when you're getting along. It's even harder in the emotionally charged situation of most divorces, where there is conflict between spouses.


High Cost
$25K average attorney fees
Confusing Process
Leading to feelings of
frustration and helplessness
Pain Points
Lengthy Time
11-17 mos. when
attorneys involved
Hard to Reach Agreement
Especially when spouses not
getting along

At BlissDivorce, we have a new vision

Our new vision for the divorce experience: two spouses are empowered to create the best agreement for them, even if they're not getting along. Our driving principle is that the best people to work out a divorce agreement are the spouses themselves.





We developed breakthrough innovations

To bring this vision to life, we've developed three key innovations:

- **Affordable, transparent pricing** – Average selling price of $3,000 is a huge savings vs. attorneys. Proprietary algorithm predicts the cost if you go to an attorney, demonstrating the enormous savings of using BlissDivorce.



Your BlissSavings
Estimated based on the unique circumstances of your divorce.
Attorney Fee
for your case*
$18,200 - $21,800
(plus filing fees)
No BlissSavings
VS
BlissDivorce Fee
for your case
$2,950
(plus filing fees)
Your BlissSavings
$15,250 - $18,850
*Estimated in your state and county

- **Personalized, guided experience** – Spouses guided through a step-by-step process that dramatically reduces time—from 11-17 months to 1-2 months. We tailor the experience to the user's emotional state and offer support services along the way (e.g. name change, online counseling, establishing credit).



Your Personalized, Step-by-Step Divorce Process
Your Modules

- **Disputes identified and resolved through the platform** – We've developed the next generation of online dispute resolution (ODR) tools to empower couples to work out their differences, even in a contentious divorce. Current ODR is highly effective at resolving monetary disputes of up to $5 million. We've adapted this technology to resolve the relational disputes that arise in a divorce, like what to do with the home and what the child custody and visitation agreement should be. Our patented tools will be honed and improved over time using machine learning.



Resolution Tool 2
Option Rankings
Congratulations, John accepted your offer!
You have resolved 4 of 6 issues!
TAKE A BREAK
CONTINUE

We're investing to build trust

While BlissDivorce is a fully online experience, we provide a variety of human support when users need it:

- Customer Support Coaches available 24/7 to help with the process

- Ask an Attorney – click to instantly chat or talk by phone with an attorney (fee per 15 min)

- Virtual Mediators to work out any final areas of disagreement

- Optional attorney review of final agreement (additional charge)



Customer Support Coaches – Available 24/7
MONEY BACK 100% GUARANTEE
100% refund if a lawyer negotiates a settlement you like better

These human backstops will help build trust and confidence, as will our 100% money-back guarantee. If an attorney negotiates an agreement you like better, you get a full refund. This shows our confidence in our product at low risk—few people will go to the expense of taking us up on this.

Strong Appeal

We tested BlissDivorce with 265 people getting or recently divorced (90% confidence) using a state-of-the-art research methodology called concept testing. The results were exceptional:

- *48% said they would definitely use BlissDivorce.* Another 35% said they probably would use BlissDivorce.

- These scores received a *top quintile ranking* (highest possible) compared to 50+ similarly priced legal tech and fintech products.

- There was a *high willingness to pay*—interest in BlissDivorce dropped little from $1,500 all the way up to a $5,000 price.



Excitement From Consumers
Concept Test of 265 people planning to divorce or recently divorced (90% confidence)
Interest in BlissDivorce
48%
35%
17%
Definitely Would Use
Probably Would Use
Unlikely to Use

Accelerated Path to Market

With COVID-19, virtual services are in demand, disposable income is down and divorces are expected to spike due to lockdowns. To capitalize on these conditions we are speeding to market with BlissDivorce Virtual Mediation, our MVP. Set to launch this summer, BlissDivorce Virtual Mediation will deliver our full value proposition by using human mediators instead of ODR tools to work out disagreements. This not only gets us to market fast, but gives a pathway to develop our full DIY product.


Product Roadmap to maximize opportunity
May 2019
Summer 2020
Early 2021
Bootstrap Product Development
Add Modules & ODR Tools
Market Expansion
Prototype
MVP
BlissDivorce
Virtual Mediation
DIY Product w/ ODR
BlissDivorce

Strong, Experienced Team

Finally, we have a truly exceptional leadership team working to bring BlissDivorce to market:


Sheila Tan
Founder/Advisor
Former CMO at LegalZoom and Invisalign, senior marketing roles at Intuit and P&G
Randy Kessler
Founder/Spokesperson
Past Chair, Family Law Section of American Bar Assn and regular on CNN and CourtTV
Scott Seidewitz
Founder/CEO
Successful entrepreneur, MIT grad, consumer insights and new products expert
Product Mgmt Team (Silicon Valley)
Dan Hirsch
Founder/CTO
Ph.D. Computer Science with 20+ years at Intel, McAfee, two startups
Engineering & UX Team (Argentina)

Our high-powered advisory team includes top online dispute resolution thought leaders:


Online Dispute Resolution (ODR) Advisors
Jorden Woods
• 3-time successful Silicon Valley entrepreneur
• >$150 million in venture and angel funding raised
• Published author and frequent speaker
Leah Wing
• Director, National Center for Technology & Dispute Resolution
• ODR thought leader and award-winning author
Vikki Rogers
• ODR thought leader in commercial law
• Former Director of Institute of International Commercial Law at Pace Law School
Scott MacDonell
• Former VP-Customer Acquisition at LegalZoom
• Co-founder of two active startups, including legal tech
Jin Ho Verdonschot
• ODR thought leader
• Developed early applications of ODR to divorce and family law in the EU
Carlos Areces
• Professor of Computational Logic, National University of Cordoba, Argentina
• Former Tinker Visiting Professor at Stanford

A Huge Opportunity

With a huge market of 1.1 million divorces every year in the U.S., we have a big opportunity at even modest share levels. Just a 5% market share in the 25 largest U.S. states results in $160M annual revenue. We believe there is potentially a multi-billion dollar growth opportunity by expanding into other markets (EU) and applying our ODR technology to other legal verticals.



Total Revenue
(Transaction + Affiliate + Add-On + Subscription)
$250,000,000
$200,000,000
$150,000,000
$100,000,000
$50,000,000
$0
Low
Medium
High
$238,000,000 (7.5% share)
$159,800,000 (5% share)
$78,300,000 (2.5% share)
$121,800,000
$82,400,000
$43,100,000
$57,800,000
$39,700,000
$25,000,000
$11,300,000
$6,200,000
$1,400,000
Year 1 375 cases LA Co. Only
Year 2 1,700 Cases California
Year 3 6,900 cases CA + 4 states
Year 4 12,000 cases CA + 10 states
Year 5 22,000 Cases CA + 24 states

Note: above info contains forward-looking projections which cannot be guaranteed.

BlissDivorce is one of those rare opportunities to not only build a large, disruptive business, but also help reduce the pain and financial hardship so many families go through as a result of divorce. We hope you'll join us in the exciting and important venture.

Investor Q&A

– COLLAPSE ALL

What does your company do?

Using patented AI-based online dispute resolution (ODR) technology, BlissDivorce guides couples through a convenient online process to reach a divorce agreement and move on with their lives without the time, cost and frustration of attorneys. By empowering couples, even those in a contentious divorce, to resolve disagreements with our ODR tools, we are the first online platform able to compete directly with the dominant market player: divorce lawyers.

Where will your company be in 5 years?

In 5 years, we want redefine divorce. Instead of hiring opposing attorneys, which increases conflict and stress, divorcing couples can use our ODR tools to work out the best agreement for them--even in a contentious divorce. We believe this will establish a strong business to build from: just 5% share of the 25 largest U.S. states generates $160M in revenue. We believe there is a multi-billion $ opportunity in other markets (EU) and by applying our ODR technology to other legal verticals.

Why did you choose this idea?

We've been through divorces. We've seen friends and family go through divorces. It's a high conflict, expensive process where no one wins. We want to reduce the pain and time involved in divorce, preserve family wealth and help people move on with their lives.

Why is this a good idea, right now?

Getting divorced is unnecessarily expensive, time-consuming and traumatic. So there was already a strong need for disruption in the divorce market before the COVID-19 situation. The world created by COVID-19 only makes the need for BlissDivorce greater: divorces are spiking, disposable income is down and virtual services are in high demand. More than ever, families are in need of an alternative to the pain and exorbitant costs of the current system.

Why wasn't this been done before?

Reaching an agreement is a difficult proposition in the majority of divorces, in which spouses are not getting along. Even when spouses are getting along, it can be hard to work out issues like what to do with the home and child custody. Until now there hasn't been a technology that could work out these disagreements, so the only choice was to turn to attorneys. That's why BlissDivorce developed new online dispute resolution tools, to resolve the relational disputes that arise in a divorce. Using our patented tools, couples in even a contentious divorce can work out their disagreements without the time, cost and frustration of attorneys.

How big is the market?

In the U.S. there are 1.1 million divorces every year, resulting in a $28B market. There are about an additional 900K divorces every year in the EU. With Gen-X'ers and Millennials accounting for more than 80% of divorces, and growing, the market is increasingly receptive to an effective online solution. COVID-19 only increases the need for an affordable online solution.

How far along are you?

We are one to two months from going to market with our MVP, BlissDivorce Virtual Mediation. By combining a limited version of our online platform with human mediators to work out disagreements (using video conferences), our MVP will deliver our full value proposition of reducing the time, cost and trauma of getting divorced. It also provides a clear pathway to launching our full DIY BlissDivorce product: every one or two months we will add an additional module to our platform, and mediators will provide a testing lab to perfect our ODR tools.

What's your biggest obstacle?

Our biggest obstacle is that while we have strong data demonstrating the market potential of BlissDivorce, we don't yet have formal market traction data. Our market potential data comes from a Concept Test we conducted with 265 people planning to divorce or recently divorced (90% confidence). Concept Testing is the methodology major companies use with more confidence than test markets to assess new product ideas. Results for BlissDivorce were phenomenal: 48% of respondents said they definitely would use BlissDivorce, and another 35% said they probably would. These results indicate high likelihood of in-market success.

Based on these results, we are confident in the market potential of BlissDivorce. However, Seed and Series A funders usually want in-market traction data. We will generate this market traction data with our MVP, BlissDivorce Virtual Mediation, which is launching this summer. The priority for WeFunder investments will be to support launching and marketing our MVP.

Who are your competitors?

Divorce lawyers still dominate the market. At the high-end, celebrity attorneys handle high-income and highly complex divorces. They account for about 5% of the market. At the low-end, form-fill websites and discounted attorney packages prepare the paperwork for simple divorces if spouses can agree to a settlement on their own. This is about 25% of the market. The rest of the market—70%—is served by divorce lawyers who charge an average of $15-30K, take months and months to resolve a case, and operate in an oppositional, high-conflict system. Because of our patented dispute resolution tools, BlissDivorce will be the first online platform able to compete with divorce lawyers for the vast majority of cases.

How will you make money?

Getting divorced is not a one-time transaction; it's a life-changing event. Our revenue streams are designed to help couples through these changes in their lives:
- Transaction Fee - Average price of $3,000 for using BlissDivorce (the fee varies based on how many of our nine modules a divorce requires)
- Optional Services - Users have the option of chatting or speaking live with an attorney, charged per 15 min, and can have their divorce settlement reviewed by an attorney for a flat fee.
- Ecosystem of Support Services - Support services, such as name change, virtual counseling, establishing credit, online dating and Realtor referrals, are offered based on the needs of individual users. These generate affiliate referral revenue to BlissDivorce.
- Post-Divorce Subscription - Includes a co-parenting app, encrypted document storage and modifications, pre-nups and an online community. At $9.99 per month this will not only generate annuity income, but also the opportunity to continue to market our ecosystem of support services.

What would you do with the money you raise?

Money raised from WeFunder will first go to launching and supporting our MVP, BlissDivorce Virtual Mediation. This will allow us to not only meet the increased need for affordable virtual divorce services as a result of COVID-19, but also generate the market traction data needed to raise Seed and Series A funds. Secondarily, money raised will go to continuing to program the modules and ODR tools for our full DIY BlissDivorce product, to be launched in 2021.

Financials

BlissDivorce has financial statements ending December 31 2019. Our cash in hand is $159,201.05, as of June 2020. Over the three months prior, revenues averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $47,000/month.

At a Glance

January 19 to December 31

$0
Revenue

-$238,989
Net Loss

$349
Short Term Debt

$225,000
Raised in 2019

$159,201
Cash on Hand
As of 06/16/20

INCOME BALANCE NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Using patented AI-based online dispute resolution (ODR) technology, BlissDivorce guides couples through a convenient online process to reach a divorce agreement and move on with their lives without the time, cost and frustration of attorneys. By empowering couples, even those in a contentious divorce, to resolve disagreements with our ODR tools, we are the first online platform able to compete directly with the dominant market player: divorce lawyers.
In 5 years, we want redefine divorce. Instead of hiring opposing attorneys, which increases conflict and stress, divorcing couples can use our ODR tools to work out the best agreement for them--even in a contentious divorce. We believe this will establish a strong business to build from: just 5% share of the 25 largest U.S. states generates $160M in revenue. We believe there is a multi-billion $ opportunity in other markets (EU) and by applying our ODR technology to other legal verticals.
Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Resolution 8 Technologies, Inc. was incorporated in the State of Delaware in January 2019.

Since then, we have:

- Exceptional Team — Headed by C-suite legal tech exec, celebrity attorney & successful entrepreneurs
- Successful Fundraising — $625K already raised; looking for $245K more for MVP
- Large Stable Market — 1.1M divorces, $28B per year
- Unmet Needs — High dissatisfaction with excessive cost, lengthy time, and high conflict of attorneys
- Disruptive Tech — AI-based dispute resolution resolves disagreements even in contentious divorces
- Major Benefits - Get divorced 10 months faster and for $20K less vs. attorneys
- COVID Increases Opportunity — Divorces spiking, virtual services in demand, disposable income down

Historical Results of Operations

Our company was organized in January 2019 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $0.
- *Assets.* As of December 31, 2019, the Company had total assets of $38,137, including $34,877 in cash.
- *Net Loss.* The Company has had net losses of $238,989 for 2019.
- *Liabilities.* The Company's liabilities totaled $277,050 for 2019.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $110,000 in debt and $515,000 in SAFEs.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 4 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 2 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Resolution 8 Technologies, Inc. cash in hand is $36,661.37, as of September 2020. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $41,000/month, for an average burn rate of $41,000 per month. Our intent is to be profitable in 3 months.

There have been no materials changes since the date our financials cover -- financial are up to date through 6/16/2020.

Revenue projections for the next three months:
Sept - $19,750
Oct - $138,250
Nov - $296,250

Monthly Expenses:

Sept
COGS $16,000
Marketing $12,500
Operating $37,125
Total $65,625
Oct
COGS $112,000
Marketing $27,500
Operations $37,125
Total $176,625
Nov
COGS $240,000
Marketing $17,500
Operations $37,125
Total $294,625

*These projections cannot be guaranteed.
After completion of our WeFunder campaign we will begin institutional fundraising for our Series Seed/A round. The founders also have the ability to put in additional capital, if needed.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin: N/A

Gross Margin: N/A

Return on Assets: -627%

Earnings per Share: -$0.03

Revenue per Employee: $0

Cash to Assets: 91%

Revenue to Receivables: ~

Debt Ratio: 726%

19.12.31 FINAL Financials Bliss Divorce.pdf

Risks

1. Market traction has not yet been proven - Our concept test of 265 people getting or recently divorced showed exceptionally strong interest in BlissDivorce. But we will not obtain paying customers until after the launch of our MVP.

2. The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

3. Sheila Tan is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case. She intends to become full-time after we complete our first priced round (Series Seed or Series A).

4. Fundraising - We've raised $625k to date. We need to raise at least another $245k to launch our MVP and gather enough market data to prove traction. Launching our full product and expanding throughout California will require a subsequent Series Seed or Series A raise of an estimated $2-3M.

5. Because we are not a law firm, BlissDivorce cannot practice law. We have been meticulous in the designing BlissDivorce to be a DIY product that offers information but not legal advice. Sheila Tan and Scott Seidewitz are experienced in this issue from their work with LegalZoom, and legal counsel has been engaged throughout the development process. However, we could face legal or regulatory challenges if we are perceived to be practicing law.

6. Online Dispute Resolution (ODR) tools are a key technology for delivering our value proposition. We have developed 11 tools and filed provisional patents. However, these tools have not yet been fully tested in the market. There is the risk that they will not be successful in resolving all disputes in a divorce. This risk is mitigated by the planned use of human virtual mediators to work out disagreements that remain after use of the ODR tools.

7. Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Scott Seidewitz	CEO @ Resolution 8 Technologies, Inc.	2019
Sheila Tan	VP Marketing & Global Product Mgmt @ Envista Holdings Corporation	2019

Officers

OFFICER	TITLE	JOINED
Scott Seidewitz	CEO	2019
Sheila Tan	Chair	2019

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Scott Seidewitz	2,590,000 Common shares	30.6%
Sheila Tan	3,900,000 Common shares	46.1%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
	$268,729	SAFE
01/2020	$10,000	Loan
02/2019	$100,000	Loan
03/2019	$125,000	SAFE
06/2020	$390,000	SAFE

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Sheila Tan and Scott Seidewitz	02/26/2019	$100,000	$102,833	2.0%	02/26/2021	Yes
Sheila Tan and Scott Seidewitz	01/24/2020	$10,000	$10,000	0.0%		Yes

Related Party Transactions

Name	Sheila Tan and Scott Seidewitz
Amount Invested	$100,000
Transaction type	Loan
Issued	02/26/2019
Outstanding principal plus interest	$102,833 as of 06/2020
Interest	2.0 per annum
Maturity	02/26/2021
Outstanding	Yes
Current with payments	Yes
Relationship	Founders

Name	Sheila Tan and Scott Seidewitz
Amount Invested	$10,000
Transaction type	Loan
Issued	01/24/2020
Outstanding principal plus interest	$10,000 as of 06/2020
Interest	0.0 per annum
Outstanding	Yes
Current with payments	Yes
Relationship	Directors

No set maturity date; expected to be repaid as the business generates revenues.

Use of Funds

$50,000	92.5% to software engineering and UX design costs for getting our MVP (BlissDivorce Virtual Mediation) to market, 7.5% towards Wefunder intermediary fees
$500,000	15.5% to marketing our MVP, 77% to software engineering and UX design costs for our MVP and development of our fully automated product, 7.5% to Wefunder intermediary fees

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	10,000,000	8,011,875	Yes

The Funding Portal

BlissDivorce is conducting a Regulation Crowdfunding offering via Wefunder Portal LLC.
CRD Number: #283503.

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.